Exhibit 99.3

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF KU6 MEDIA CO., LTD.

FOR THE 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 12, 2012

(OR AT ANY ADJOURNMENT THEREOF)

The undersigned1,              [insert name] of              [insert address], being a shareholder of             2 ordinary shares of Ku6 Media Co., Ltd., a Cayman Islands company (“Ku6” or the “Company”), hereby acknowledges receipt of the notice of 2012 annual general meeting of shareholders (the “2012 AGM Notice”) and proxy statement (the “Proxy Statement”) (either through the Internet or paper or email copy), each dated June 21, 2012, and hereby appoints Mr. Haifa Zhu or, failing whom, the Chairman of the 2012 AGM, as our proxy, with full power to him or her, on behalf and in the name of the undersigned, to represent the undersigned at the 2012 annual general meeting of shareholders of the Company to be held on July 12, 2012 at 10:00 a.m., Hong Kong time, at Boardroom I, Business Centre, 3/F, Harbour Grand Kowloon, 20 Tak Fung Street, Hunghom, Kowloon, Hong Kong, and at any adjournment thereof (the “2012 AGM”), and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of such proxy upon such other business as may properly come before the 2012 AGM, all as set forth in the 2012 AGM Notice and in the Proxy Statement previously furnished to the undersigned either through the Internet or paper or email copy.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder.3If no direction is made, this proxy will be voted FOR the following proposals:

PROPOSAL NO. 1:	(By way of Special Resolution)To approve the amendments to Ku6’s existing Articles of Association in the manner and to the extent set forth in Appendix A to the Proxy Statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL NO. 2:	To approve the Company’s repurchase of an aggregate of 269,409,276 ordinary shares of par value US$0.00005 each held by Mr. Shanyou Li, Mr. Zhizhong Hao, Ms. Xingye Zeng and Kumella Holdings Limited, at a price of US$0.0291 per share, to be cancelled immediately upon repurchase, and the Company’s repurchase of an aggregate of 79,717 ADSs (each representing 100 ordinary shares) held by Mr. Shanyou Li, at a price of US$2.91 per ADS, to be cancelled immediately upon repurchase, in the manner set forth in the Proxy Statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL NO. 3:	To elect Bruno Wu to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL NO. 4:	To elect Tianqiao Chen to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL NO. 5:	To elect Danian Chen to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL NO. 6:	To elect Grace Wu to hold office as a director until the next annual general meeting of shareholders and until her successor is duly elected and qualified, or until her earlier removal, or earlier vacation of office.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL NO. 7:	To elect Haifa Zhu to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL NO. 8:	To elect Tuoc Luong to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL NO. 9:	To elect Wenwen Niu to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL NO. 10:	To elect Tongyu Zhou to hold office as a director until the next annual general meeting of shareholders and until her successor is duly elected and qualified, or until her earlier removal, or earlier vacation of office.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL NO. 11:	To approve, confirm and ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the independent auditor of the Company to hold office until the close of the next annual general meeting of shareholders and the authorization of the Board of Directors of the Company to fix the auditor’s remuneration.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED: , 2012

SHAREHOLDER NAME[4]:

Signature

Signature

This proxy should be marked, dated and signed by the shareholder(s) exactly as his or her name appears on the register of members of the Company, and returned promptly in the enclosed envelope or to us at Attention: Legal Counsel, Building 6, Zhengtongchuangyi Centre, No. 18, Xibahe Xili, Chaoyang District, Beijing 100020, People’s Republic of China. In the case of joint holders, all holders should sign on this proxy.

Please date, sign and mail this proxy card back as soon as possible to ensure receipt by us before July 12, 2012.

Notes:

1.	Full name(s) and address (es) to be inserted in BLOCK CAPITALS.

2.	Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

3.	If no name is inserted, a shareholder is deemed to have nominated the Chairman of the 2012 AGM as proxy. You are entitled to appoint a proxy to attend and vote in your stead. Your proxy need not be a member of the Company but must attend the 2012 AGM in person to represent you.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR ANY PROPOSALS, TICK THE APPROPRIATE BOXES MARKED “FOR.” IF YOU WISH TO VOTE AGAINST ANY PROPOSALS, TICK THE APPROPRIATE BOXES MARKED “AGAINST.” Abstentions by holders of ordinary shares will count towards the quorum but are not included in the determination of the number of votes cast and are not counted as votes for or against a proposal. Your proxy will be entitled to vote at his/her discretion on any proposal properly put to the 2012 AGM other than those referred to in the 2012 AGM Notice.

5.	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be under the hand of an officer or attorney duly authorized on that behalf.

6.	In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Company.

7.	Completion and delivery of this form of proxy will not preclude you from attending and voting at the 2012 AGM if you so wish, and in such event, this form of proxy shall be deemed to be revoked.